UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549	OMB Number: 3235-0360
Expires: July 31, 2009
FORM N-17f-2	Estimated average burden
hours per response 2.1
Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:	Date examination completed:
811-10475	10-31-2007

2.	State identification number

AL X	AK X	AZ X	AR X	CA X	CO X
CT	DE	DC	FL X	GA X	HI
ID X	IL X	IN X	IA X	KS X	KY X
LA	ME	MD	MA	MI	MN X
MS	MO X	MT	NE X	NV X	NH
NJ X	NM	NY X	NC X	ND X	OH X
OK X	OR X	PA X	RI	SC	SD
TN X	TX X	UT X	VT	VA X	WA X
WV	WI X	WY	PUERTO RICO
Other (specify):

3.	Exact number of investment company as specified in registration statement: COUNTRY Mutual Funds Trust 333-68270

4.	Address of principal executive office (number, street, city, state, zip code): 1705 Towanda Avenue, Bloomington, IL 61701

INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.
Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.
Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law.  File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., and one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC’s Collection of Information
An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year.  The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing.  Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507. Responses to this collection of information will not be kept confidential.

2

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of
COUNTRY Mutual Funds Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that COUNTRY Mutual Funds Trust, comprised of the COUNTRY Growth Fund and the Country Bond Fund (the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (the “Act”) as of October 31, 2007.  Management is responsible for the Funds’ compliance with those requirements.  Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.  Included among our procedures were the following tests performed as of October 31, 2007, and with respect to agreement of security purchases and sales, for the period from June 31, 2007 (the date of the last examination) through October 31, 2007;

●	Confirmation of all securities held by institutions in book entry form with Depository Trust Company (for DTC eligible securities) and The Northern Trust (for non-DTC eligible securities);

●	Confirmation of all cash balances with custodian bank;

●	Confirmation of all mutual fund holdings with the account representative of each fund complex;

●	Confirmation of all unsettled trades with the respective broker;

●	Reconciliation of all such securities and investments to the books and records of the Funds and COUNTRY Trust Bank, N.A., the Custodian; and

●	Agreement of 18 security purchases and 18 security sales or maturities since our last examination from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion.  Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of October 31, 2007, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

           ERNST & YOUNG LLP

Chicago, Illinois
January 11, 2008

615 East Michigan Street PO BOX 701 Milwaukee, WI 53201-0701 toll free (800) 245-2100 www.countrymutualfunds.com

Management Statement Regarding Compliance with Certain Provisions of the
Investment Company Act of 1940

January 11, 2008

We, as members of management of COUNTRY Mutual Funds Trust, of which COUNTRY Growth Fund and COUNTRY Bond Fund, (the “Funds”) constitute two series, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940 (the “Act”).  We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.  We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2007, and from June 31, 2007 through October 31, 2007.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of October 31, 2007, and from June 31, 2007 through October 31, 2007, with respect to securities reflected in the investment accounts of the Funds.

COUNTRY Mutual Funds Trust

By:

/s/ Philip T. Nelson
Philip T. Nelson
President

/s/ Kurt F. Bock
Kurt F. Bock
Treasurer